UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

AFFINION GROUP HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

008294209
(CUSIP Number)

Peter S. Lin
 Intermediate Capital Group, Inc.
600 Lexington Avenue, 24th Floor
 New York, NY 10022
 (212) 710-9650

Copy to:
Kelly J. Labritz
Philipp Tamussino
Covington & Burling LLP
620 Eighth Avenue
New York, NY 10018
(212) 841-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 008294209
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Metro SPV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,809,573 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,809,573 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 1,809,573 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock: 19.9% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Consists of 1,751,734 shares of Common Stock and 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant owned by the Reporting Person. The Reporting Person is prevented, pursuant to the Issuer’s Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent has been obtained from the U.K. Financial Conduct Authority.  Such consent has not been obtained.  The Reporting Person also owns a Limited Warrant to acquire up to 462,266 shares of Common Stock (57,839 shares of which are currently exercisable and included above) and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.  Because the requisite approval of the U.K. Financial Conduct Authority has not been received, except with respect to the 57,839 shares of Common Stock for which the Limited Warrant is currently exercisable, the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant and Class C/D Common Stock.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 9,093,330 shares of Common Stock outstanding as of March 30, 2017 as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 and (2) 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant (see Note 1).

CUSIP NO. 008294209
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ICG Strategic Secondaries II GP LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,809,573 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,809,573 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 1,809,573 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock: 19.9% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of 1,751,734 shares of Common Stock and 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant owned by the Reporting Person. The Reporting Person is prevented, pursuant to the Issuer’s Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent has been obtained from the U.K. Financial Conduct Authority.  Such consent has not been obtained.  The Reporting Person also owns a Limited Warrant to acquire up to 462,266 shares of Common Stock (57,839 shares of which are currently exercisable and included above) and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.  Because the requisite approval of the U.K. Financial Conduct Authority has not been received, except with respect to the 57,839 shares of Common Stock for which the Limited Warrant is currently exercisable, the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant and Class C/D Common Stock.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 9,093,330 shares of Common Stock outstanding as of March 30, 2017 as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 and (2) 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant (see Note 1).

CUSIP No.  008294209
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ICG Strategic Secondaries Associates II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,809,573 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,809,573 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 1,809,573 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock: 19.9% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Consists of 1,751,734 shares of Common Stock and 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant owned by the Reporting Person. The Reporting Person is prevented, pursuant to the Issuer’s Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent has been obtained from the U.K. Financial Conduct Authority.  Such consent has not been obtained.  The Reporting Person also owns a Limited Warrant to acquire up to 462,266 shares of Common Stock (57,839 shares of which are currently exercisable and included above) and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.  Because the requisite approval of the U.K. Financial Conduct Authority has not been received, except with respect to the 57,839 shares of Common Stock for which the Limited Warrant is currently exercisable, the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant and Class C/D Common Stock.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 9,093,330 shares of Common Stock outstanding as of March 30, 2017 as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 and (2) 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant (see Note 1).

CUSIP No. 008294209
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Intermediate Capital Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,809,573 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,809,573 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 1,809,573 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock: 19.9% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO/IA

(1) Consists of 1,751,734 shares of Common Stock and 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant owned by the Reporting Person. The Reporting Person is prevented, pursuant to the Issuer’s Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent has been obtained from the U.K. Financial Conduct Authority.  Such consent has not been obtained.  The Reporting Person also owns a Limited Warrant to acquire up to 462,266 shares of Common Stock (57,839 shares of which are currently exercisable and included above) and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.  Because the requisite approval of the U.K. Financial Conduct Authority has not been received, except with respect to the 57,839 shares of Common Stock for which the Limited Warrant is currently exercisable, the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant and Class C/D Common Stock.

 (2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 9,093,330 shares of Common Stock outstanding as of March 30, 2017 as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 and (2) 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant (see Note 1).

CUSIP No. 008294209
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ICG FMC Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,809,573 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,809,573 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 1,809,573 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock: 19.9% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Consists of 1,751,734 shares of Common Stock and 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant owned by the Reporting Person. The Reporting Person is prevented, pursuant to the Issuer’s Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent has been obtained from the U.K. Financial Conduct Authority.  Such consent has not been obtained.  The Reporting Person also owns a Limited Warrant to acquire up to 462,266 shares of Common Stock (57,839 shares of which are currently exercisable and included above) and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.  Because the requisite approval of the U.K. Financial Conduct Authority has not been received, except with respect to the 57,839 shares of Common Stock for which the Limited Warrant is currently exercisable, the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant and Class C/D Common Stock.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 9,093,330 shares of Common Stock outstanding as of March 30, 2017 as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 and (2) 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant (see Note 1).

CUSIP No. 008294209
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Intermediate Capital Group plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,809,573 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,809,573 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 1,809,573 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock: 19.9% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Consists of 1,751,734 shares of Common Stock and 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant owned by the Reporting Person. The Reporting Person is prevented, pursuant to the Issuer’s Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent has been obtained from the U.K. Financial Conduct Authority.  Such consent has not been obtained.  The Reporting Person also owns a Limited Warrant to acquire up to 462,266 shares of Common Stock (57,839 shares of which are currently exercisable and included above) and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.  Because the requisite approval of the U.K. Financial Conduct Authority has not been received, except with respect to the 57,839 shares of Common Stock for which the Limited Warrant is currently exercisable, the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant and Class C/D Common Stock.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 9,093,330 shares of Common Stock outstanding as of March 30, 2017 as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 and (2) 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant (see Note 1).

ITEM 1.  Security and Issuer.

    This statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”) of Affinion Group Holdings, Inc., a Delaware corporation (“Affinion Holdings” or the “Issuer”).

 The Issuer’s executive offices are located at 6 High Ridge Park, Stamford, CT 06905.
ITEM 2.  Identity and Background.
    The information set forth in Item 5 of this Statement is hereby incorporated by reference in this Item 2.

This Statement is being filed jointly pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report the beneficial ownership that Metro SPV LLC (the “SPV”), ICG Strategic Secondaries II GP LP (the “Secondaries Fund GP”), ICG Secondaries Associates II LLC (“Secondaries Associates”), Intermediate Capital Group, Inc. (“ICG, Inc.”), ICG FMC Limited (“ICG FMC”) and Intermediate Capital Group plc (“ICG plc”) (together, the “Reporting Persons”), may be deemed to have acquired pursuant to the SPV’s purchase of certain equity securities from a prior investor on April 18, 2017 (the “Purchase”).
The Purchase included (i) 1,751,7340 shares of Affinion Holdings’ Common Stock, (ii) a limited warrant to acquire up to 462,266 shares of Common Stock on the terms and subject to the conditions set forth in the Limited Warrant to Purchase Common Stock of Affinion Holdings, dated November 9, 2015 (the “Limited Warrant”), (iii) 522 shares of Affinion Holdings’ Class C Common Stock and (iv) 549 shares of Affinion Holdings’ Class D Common Stock. The exercise of the Limited Warrant and/or the conversion of the Class C/D Common Stock and the voting by the Reporting Persons of shares in excess of 19.9% of the issued outstanding Common Stock is subject to prior consent having been obtained from the U.K. Financial Conduct Authority (the “FCA”), and such consent has not been obtained. Accordingly, the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant, to the extent exceeding 57,839 shares, and Class C/D Common Stock.
As permitted by Rule 13d-4, the filing of this Statement shall not be construed as an admission that any of the Reporting Persons are beneficial owners of any of the securities covered by this Statement.
The Reporting Persons have entered into an agreement relating to the joint filing of this Statement (the  “Joint Filing Agreement”) in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act, a copy of which is attached as Exhibit 7.1 hereto.  Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their respective signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

The SPV is a Delaware limited liability company that was formed to effect the Purchase.  Its registered office is located at c/o Maples Fiduciary Services (Delaware) Inc., 4001 Kennett Pike, Suite 302, Wilmington, Delaware 19807.  The SPV’s current business is limited to owning the securities acquired through the Purchase.  The managing member of the SPV is the Secondaries Fund GP.
The Secondaries Fund GP is a Delaware limited partnership that was formed to serve as the general partner of affiliated fund entities advised by ICG Strategic Secondaries Advisors LLC (“Secondaries Advisors”), an indirect wholly-owned subsidiary of ICG plc. Its registered office is located at c/o Maples Fiduciary Services (Delaware) Inc., 4001 Kennett Pike, Suite 302, Wilmington, Delaware 19807. The sole general partner of the Secondaries Fund GP is Secondaries Associates.
Secondaries Associates is a Delaware limited liability company that was formed to serve as the general partner of the Secondaries Fund GP. Its registered office is located at c/o Maples Fiduciary Services (Delaware) Inc., 4001 Kennett Pike, Suite 302, Wilmington, Delaware 19807. The sole managing member of Secondaries Associates is ICG, Inc.
ICG, Inc. is a Delaware corporation and is registered with the Securities and Exchange Commission (the “SEC”) as an investment advisor. Its registered office is located at Corporation Trust Center, 1209 Orange Street, Wilmington Delaware. ICG, Inc. is a wholly-owned subsidiary of ICG FMC.
ICG FMC is a United Kingdom limited company which manages ICG plc's balance sheet investments and is the holding company for ICG entities which provide fund management activities. Its registered office is located at Juxon House, 100 St. Paul’s, Churchyard, London, EC4M 8BU. ICG FMC is a wholly-owned subsidiary of ICG plc.
ICG plc is a United Kingdom premium listed company on the London Stock Exchange. ICG plc is an investment manager authorized and regulated by the FCA. Its registered office is located at Juxon House, 100 St. Paul’s, Churchyard, London, EC4M 8BU.
The investors holding the economic interests in the SPV (the “Investors”) are funds for which the Secondaries Fund GP serves as the general partner and which are advised by ICG Secondaries Advisors.
The Investors are not identified as Reporting Persons as they have neither voting power nor investment power with respect to the securities acquired in the Purchase. Secondaries Advisors provides investment advice to the Investors and the Reporting Persons, but has no discretionary authority with respect to the investment or voting decisions regarding any of the securities covered by this Statement. Investment and voting decisions are made by an investment committee (the “Investment Committee”) as described in Item 5 below.
Except as disclosed herein, none of the Reporting Persons, nor, to the best of any Reporting Person’s knowledge, any director, executive officer or controlling person of any Reporting Person, has, during the last five years, been (a) convicted of a criminal violation (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source or Amount of Funds or Other Consideration.
The information set forth in Item 6 of this Statement is hereby incorporated by reference in this Item 3.
The Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Common Stock reported on this Statement on April 18, 2017 pursuant to the Purchase. The funding for the Purchase was obtained from the contributed capital of the Investors.
ITEM 4.  Purpose of Transaction.

    The information set forth in Item 6 of this Statement is hereby incorporated by reference in this Item 4.

Each Reporting Person may be deemed to have acquired beneficial ownership of the shares of Common Stock reported on this Statement on April 18, 2017, pursuant to the Purchase, and intends to hold such shares for investment purposes.  Except as disclosed in this Item 4, none of the Reporting Persons, nor, to the best of any Reporting Person’s knowledge, any director, executive officer or controlling person of any Reporting Person has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.
In connection with the Purchase, the SPV expects to enter into a nominating agreement (the “Nominating Agreement”) with Affinion Holdings pursuant to which the SPV will have the right to nominate one director for election to Affinion Holdings’ Board of Directors (the “Board”), subject to the SPV holding at least 8% of the issued and outstanding Common Stock and a second director subject to the SPV holding at least 16% of the outstanding Common Stock.
As part of the Purchase, the Reporting Persons acquired ownership of the Limited Warrant to acquire up to 462,266 shares of Common Stock (57,839 shares of which are currently exercisable and reported on this Statement) at an exercise price of $0.01 as well as Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock. The exercise of the Limited Warrant and/or conversion of the Class C/D Common Stock is subject to the prior approval of the FCA, which approval has not yet been received but may be sought in the future.
ITEM 5.  Interest in Securities of the Issuer.

The information contained on the cover pages of this Statement are incorporated by reference.
(a)
The Reporting Persons may be deemed to beneficially own, as of the date hereof, an aggregate of 1,809,573 shares of Common Stock, representing approximately 19.9% of the outstanding Common Stock of the Issuer, including 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant.

The SPV is the direct holder of the foregoing securities. The Secondaries Fund GP is the managing member of the SPV. Secondaries Associates is the general partner of the Secondaries Fund GP. ICG, Inc. is the sole managing member of Secondaries Associates. ICG, Inc. is a wholly-owned subsidiary of ICG FMC. ICG FMC is a wholly-owned subsidiary of ICG plc.
Decisions relating to voting and disposition of the shares held by the SPV are made by the Investment Committee. The Investment Committee is comprised of four members, and investment decisions require the approval of three of the four members. The members of the Investment Committee are:

Name	Principal Occupation	Citizenship

Andrew Hawkins	Head of ICG Strategic Secondaries	United Kingdom
Christophe Evain	Chief Executive Officer	France
Benoît Durteste	Head of European Investments	France
Christophe Browne	Managing Director of ICG Strategic Secondaries	U.S.A.

The business address of Messrs. Hawkins and Browne is Intermediate Capital Group, Inc., 600 Lexington Avenue, 24th Floor, New York, NY 10022. The business address of Messrs. Evain and Durteste is Intermediate Capital Group plc, Juxon House, 100 St. Paul’s, Churchyard, London, EC4M 8BU.

(b)
Each Reporting Person may be deemed to have shared voting, disposition and investment power with respect to 1,809,573 shares of Common Stock, including 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant. The Reporting Persons are prevented from exercising the Limited Warrant and from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent have been obtained from the FCA. Such consent has not been obtained. Accordingly, except with respect to the 57,839 shares of Common Stock for which the Limited Warrant is currently exercisable, the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant and Class C/D Common Stock.

(c)	Other than the shares reported herein, none of the Reporting Persons has effected any transaction involving the Common Stock in the 60 days prior to filing this Schedule 13D.
(d)
The economic interests in the SPV, including the right to receive dividends and proceeds from the sale of the assets, are held by the Investors.  The principal Investors are (i) ICG Strategic Secondaries Fund II, which holds an approximately 47% economic interest, and (ii) ICG Metro Partners Co-Investor LP, which holds an approximately 42% economic interest.

(e)	Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Items 2 through 4 of this Statement is hereby incorporated by reference in this Item 6.
The following descriptions do not purport to cover all of the provisions of the documents described below and are qualified in their entirety by reference to the full text of the agreements, which have been filed as Exhibits hereto and are incorporated herein by reference.
Limited Warrant
On November 9, 2015, Affinion Holdings issued to a prior investor the Limited Warrant to acquire up to 462,266 shares of Common Stock in lieu of shares of Common Stock that otherwise would have resulted in such prior investor acquiring over 19.9% of the issued and outstanding Common Stock. The Limited Warrant was acquired by the SPV in the Purchase. The Limited Warrant is non-voting, non-participating and has an exercise price equal to $0.01 per share. The Limited Warrant contains customary anti-dilution protection for splits, reverse-splits, reclassifications and similar transformative events. The Limited Warrant will expire on the fifth anniversary of its issuance. The Board may not declare or pay dividends or distributions of any kind with respect to the Limited Warrant, and neither Affinion Holdings nor any of its subsidiaries have the right or ability to repurchase the Limited Warrant. The Limited Warrant may be transferred, subject to compliance with the Securities Act of 1933 (the “Securities Act”), and any restrictions contained in the Limited Warrant, the Fourth Amended and Restated Certificate of Incorporation of Affinion Holdings and the Shareholders Agreement (as described below). The Limited Warrant is exercisable at any time during the five year exercise period unless the exercising holder would require the approval of, or a filing with, the FCA or the North Dakota Insurance Commissioner to acquire the Common Stock issuable upon such exercise, and such approval(s) have not been obtained and/or filing(s) have not been made.
The Limited Warrant is incorporated by reference as Exhibit 7.2 to this Statement and the foregoing summary of the Limited Warrant is qualified in its entirety by reference to Exhibit 7.2.
Nominating Agreement
 The SPV and Affinion Holdings expect to enter into the Nominating Agreement pursuant to which the SPV will have the right to nominate one director for election to the Board subject to the SPV holding at least 8% of the issued and outstanding Common Stock and a second director subject to the SPV holding at least 16% of the outstanding Common Stock.

Shareholders Agreement
In connection with the Purchase, on April 18, 2017, the SPV and Affinion Holdings executed an adoption agreement (the “Adoption Agreement”) pursuant to which the SPV adopted the shareholders agreement, dated as of November 9, 2015, by and among Affinion Holdings and the shareholders party thereto (the “Shareholders Agreement”), as amended by Amendment No. 1 to the Shareholders Agreement (“Amendment No. 1”), dated as of October 4, 2016 and Amendment No. 2 to the Shareholders Agreement (“Amendment No. 2”), dated as of March 31, 2017.
The Shareholders Agreement, as amended, contains the following terms:
Transfer Restrictions: Prior to a Listing, the Shareholders Agreement provides that transfers of shares of Common Stock and Class C/D Common Stock, other than pursuant to a Permitted Transferee (as such term is defined in the Shareholders Agreement) are subject to the consent of Affinion Holdings unless the shares may be resold pursuant to an effective resale registration statement under the Securities Act or pursuant to Rule 144 thereunder. A “Listing” means the registration of Common Stock under the Exchange Act, and (1) qualification for quotation on the OTC Bulletin Board (or other available over the counter market) (an “OTC Listing”) or (2) listing on a U.S. national securities exchange registered with the SEC (such listing, a “Public Listing”).
Tag-Along Rights: Prior to a Public Listing, if one or more parties to the Shareholders Agreement that collectively hold 35% of the shares of Common Stock then outstanding propose to transfer for value any shares of Common Stock in a single transaction or series of related transactions, then each of the other parties to the Shareholders Agreement may elect to transfer its shares of Common Stock to the transferee up to an amount equal to the product of (1) the number of shares of Common Stock proposed to be transferred and (2) a fraction, the numerator of which is the number of shares of Common Stock owned by such investor and the denominator of which is the total number of shares of Common Stock then outstanding, at the same price and on substantially the same terms and conditions as agreed to by the transferee and investor initiating such transaction.
Preemptive Rights: Prior to a Public Listing, the Shareholders Agreement provides that upon a proposed issuance of equity securities of Affinion Holdings by Affinion Holdings or its subsidiaries, Affinion Holdings shall offer to each holder of 1% or more of the outstanding Common Stock the right to purchase its pro rata share, based on ownership of Common Stock on the terms and conditions of the proposed issuance. The preemptive rights are subject to customary limited carve-outs.
Minority Protections: The Shareholders Agreement requires the approval of the holders of 66 2⁄3% of the Common Stock for Affinion Holdings to, or permit any of its subsidiaries to, (1) amend the charter or bylaws of Affinion Holdings, (2) merge or consolidate with, or enter into a reorganization or equity recapitalization, that results in the holders of Common Stock holding less than a majority of the equity in the surviving or resulting entity, (3) sell, assign or transfer all or substantially all of Affinion Holdings’ assets on a consolidated basis, (4) enter into related party transactions with holders of 5% or more of the Common Stock or, unless on an arms’-length basis, any of their affiliates, (5) engage in a new line of business substantially unrelated to an existing line of business or (6) adopt an equity incentive plan that, together with all other equity incentive plans (with certain exceptions) is for more than 10% of the issued and outstanding Common Stock.

Listing Requirement: Affinion Holdings is obligated to use commercially reasonable efforts to cause the Common Stock to be listed on a U.S. national securities exchange registered with the SEC.
Board of Directors: Pursuant to Amendment No. 2, the size of the Board shall be increased from six to seven directors and the Board, acting in its sole discretion, will have the authority to increase the size of the Board up to nine directors. The amendment shall be effective of, and is conditioned on, the consummation of the Exchange Offers (as described below under the heading “Exchange Offers and Investor Purchase Agreement”).
Other Agreements: By executing the Shareholders Agreement, investors party thereto have agreed not to enter into any agreements or arrangements of any kind with any person or entity inconsistent with the provisions of the Shareholders Agreement.
Term; Termination: The Shareholders Agreement shall terminate upon the dissolution or liquidation of Affinion Holdings or the occurrence of a qualified initial public offering of Affinion Holdings. For purposes of the Shareholders Agreement, a qualified initial public offering means a bona fide, marketed underwritten initial public offering after which closing such capital is quoted on the NASDAQ National Market or listed or quoted on the New York Stock Exchange or other national securities exchange acceptable to our board of directors and meeting one of the following two criteria: (i) the aggregate cash proceeds (net of underwriting discounts, commissions and offering expenses) of such offering to Affinion Holdings exceed $75 million, or (ii) at least 20% of the outstanding Common Stock (calculated in accordance with the Shareholders Agreement on a fully diluted basis, and for purposes of such calculation treating Common Stock issued in the initial public offering as outstanding Common Stock) shall have been issued or sold to the public in connection with such initial public offering.
The Shareholders Agreement, Amendment No. 1 and Amendment No. 2 are incorporated by reference as Exhibits 7.3, 7.4 and 7.5, respectively, to this Statement and the foregoing summary of each such document is qualified in its entirety by reference to Exhibits 7.3, 7.4 and 7.5. The Adoption Agreement is filed as Exhibit 7.6 to this Statement and the foregoing summary of the Adoption Agreement is qualified in its entirety by reference to Exhibit 7.6.

Registration Rights Agreement
In connection with the Purchase, on April 18, 2017, the SPV executed a joinder (the “Joinder”) and became a party to the registration rights agreement, dated as of November 9, 2015 (the “Existing Registration Rights Agreement”), by and among Affinion Holdings, the holders of Common Stock and certain holders of Class C/D Common Stock. Pursuant to the Existing Registration Rights Agreement, Affinion Holdings has granted such holders the right, under certain circumstances and subject to certain restrictions, to require Affinion Holdings to register under the Securities Act the shares of Common Stock that are held or acquired by them. On March 31, 2017, Affinion Holdings and certain investors, including the SPV, executed an amended and restated registration rights agreement (the “A&R Registration Rights Agreement,” and together with the Existing Registration Rights Agreement, the “Registration Rights Agreements”), to be effective as of, and conditioned on, the consummation of the Exchange Offers (as described below under the heading “Exchange Offers and Investor Purchase Agreement”).
Shelf Registration: The Existing Registration Rights Agreement requires Affinion Holdings, upon becoming eligible to file a registration statement on Form S-3, to use its commercially reasonable efforts to promptly prepare and file a shelf registration statement with respect to the resale of Common Stock and maintain the shelf registration statement for one year. Holders may request a shelf-takedown one time per six month period. Holders owning 30% of the shares of Common Stock to be registered pursuant to a shelf registration statement may elect to have the offering underwritten. Affinion Holdings is required to prepare and file additional shelf registration statements as necessary every three years.
The A&R Registration Rights Agreement adds an express deadline of 90 days for filing a registration statement on Form S-3 once Affinion Holdings becomes eligible to do so (assuming the investors seeking to have their securities included in such registration statement have provided all required investor information at least 10 days prior to the filing date) and to maintain such shelf registration statement for up to six years.
Demand Rights: The Existing Registration Rights Agreement grants holders of 35% or more of the shares of Common Stock one demand registration right per six month period; provided, that Affinion Holdings does not have to effect a demand registration if a shelf registration statement is on file and effective or if such a demand registration would not reasonably be expected to result in aggregate gross cash proceeds in excess of $100 million (without regard to any underwriting discount or underwriter’s commission). After the first anniversary after the execution of the Existing Registration Rights Agreement, holders owning 30% of the shares of Common Stock to be registered pursuant to a demand registration statement may elect to have the offering underwritten.
Under the A&R Registration Rights Agreement, following an initial public offering, investors party thereto will be allowed to demand underwritten shelf take-downs. Furthermore, two of the investors will have rights under the A&R Registration Rights Agreement to demand registration and to demand an underwritten offering at a 12% ownership threshold and at a $25.0 million expected proceeds threshold. The current thresholds of 35.0% and $100.0 million will continue to be the applicable threshold for all other investors, including the SPV, under the A&R Registration Rights Agreement.

Piggyback Registration Rights: Holders of Common Stock are granted certain “piggyback” registration rights, which allows the holders the right to include shares of Common Stock in a registration statement filed by Affinion Holdings, including in connection with the exercise of any demand registration rights by any other security holder possessing such rights, subject to customary exceptions.
Indemnification; Expenses: Affinion Holdings is required to indemnify prospective sellers in an offering pursuant to the Registration Rights Agreements and certain related parties against any losses or damages arising out of or based upon any untrue statement or omission of material fact in a registration statement or prospectus pursuant to which such prospective seller sells shares of Common Stock, unless such liability arose out of or is based on such party’s misstatement or omission. In turn, Affinion Holdings is indemnified by each seller, severally and not jointly, against all losses caused by its misstatements or omissions up to the amount of net proceeds received by such prospective seller upon the sale of the shares of Common Stock giving rise to such losses. Affinion Holdings will pay all registration expenses incidental to its obligations under the Registration Rights Agreements, including legal fees and expenses.
The Existing Registration Rights Agreement and the A&R Registration Rights Agreement are incorporated by reference as Exhibits 7.7  and 7.8, respectively, to this Statement and the foregoing summary of the Existing Registration Rights Agreement and the A&R Registration Rights Agreement is qualified in its entirety by reference to Exhibits 7.7 and 7.8. The Joinder to the Registration Rights Agreement is filed as Exhibit 7.9 to this Statement and the foregoing summary of the Joinder to the Registration Rights Agreement is qualified in its entirety by reference to Exhibit 7.9.
Investor Purchase Agreement
On April 3, 2017, Affinion Group, Inc. (“Affinion Group”), a wholly-owned subsidiary of Affinion Holdings, Affinion Holdings, and Affinion Investments, LLC (“Affinion Investments”), a wholly-owned subsidiary of Affinion Group, commenced refinancings (the “Exchange Offers”) of certain of their outstanding notes (the “Existing Notes”). Holders of Existing Notes participating in the Exchange Offers will receive consideration consisting of either (1) Affinion Group’s new Senior Cash 12.5%/PIK Step-Up to 15.5% Notes due 2022 (the “New Notes”) and Warrants (the “New Warrants”) to purchase shares of Affinion Holdings’ Common Stock or (2) cash. The Exchange Offers are scheduled to expire at 5:00 p.m., New York City time, on May 5, 2017, and it is expected that the settlement date for the Exchange Offers will be the third business day or as soon as practicable thereafter. Further information regarding the Exchange Offers can be found in the Issuer’s information statement on Schedule 14C filed with the SEC on April 13, 2017 (the “Information Statement”) (the information contained in the Information Statement is not incorporated by reference in this Statement and should not be considered part of this or any other document that any of the Reporting Persons file with the SEC).

None of the Reporting Persons are holders of the Existing Notes. Accordingly, none of the Reporting Persons will participate in the Exchange Offers, except to the extent the Investor Purchase Agreement, as described below, obligates the SPV to provide funding for Existing Notes exchanged for cash or for the optional redemption by the Affinion entities of any Existing Notes not tendered in the Exchange Offers.
On March 31, 2017, affiliates of Elliott Management Corporation, Franklin Mutual Quest Fund, a fund managed by Franklin Mutual Advisers, LLC, affiliates of Empyrean Capital Partners, LP  and the SPV (collectively, in such capacity, the “Investors”) entered into an investor purchase agreement (as amended, restated or otherwise modified in accordance with its terms, the “Investor Purchase Agreement”) with Affinion Holdings, Affinion Group and Affinion Investments, whereby the Investors (or affiliates of the Investors) agreed to purchase from Affinion Holdings an aggregate principal amount of New Notes and New Warrants that would yield sufficient cash proceeds to repurchase any Existing Notes tendered for cash consideration in the Exchange Offers (the “Initial Investment”). Further, if Affinion Holdings, Affinion Group or Affinion Investments exercises its option to redeem any Existing Notes not tendered in the Exchange Offers, under the Investor Purchase Agreement, Affinion Holdings has the option to obligate the Investors to purchase an aggregate principal amount of New Notes and New Warrants that would yield sufficient cash proceeds to redeem any Existing Notes not tendered in the Exchange Offers (the “Follow-On Investment” and, together with the Initial Investment, the “Investment”). The Initial Investment would be made at or about the closing of the Exchange Offers, subject to the conditions thereto having been satisfied as set forth in the Investor Purchase Agreement. Any Follow-On Investments would be made upon Affinion Holdings’ exercise of its option within 90 days from the consummation of the Exchange Offers, subject to Affinion Holdings having delivered a notice of optional redemption to the holders of a series of Existing Notes for which the Follow-On Investment funds would be used and the valid tender and acceptance by us of at least 90% of the aggregate principal amount of the applicable series of Existing Notes in the Exchange Offers, which minimum participation condition may be waived by Affinion Holdings in its sole discretion.
Pursuant to the terms of the Investor Purchase Agreement, any New Notes acquired by the Investors thereunder (including any New Notes issued in respect of the funding premium, as described below) will be issued together with the same number of New Warrants that such principal amount of New Notes would have been issued with as part of the Exchange Offers. In addition, based on the proportional amount of the total aggregate principal amount of Existing Notes exchanged for cash in the Exchange Offers or not participating in the Exchange Offers relative to the total amount of Existing Notes outstanding immediately prior to the consummation of the Exchange Offers, the Investors will be entitled to New Warrants representing up to 16.25% of the Fully Diluted Ownership of Affinion Holdings. In addition, on and subject to the closing of the Exchange Offers, Affinion Holdings shall pay the Investors a commitment premium of $17,500,000 in aggregate principal amount of New Notes which shall be issued together with the same number of New Warrants that such principal amount of New Notes would have been issued with as part of the Exchange Offers.
The Investor Purchase Agreement is incorporated by reference as Exhibit 7.10 to this Statement and the foregoing summary of the Investor Purchase Agreement is qualified in its entirety by reference to Exhibit 7.10.

ITEM 7.  Material to Be Filed as Exhibits.

The following documents are filed or incorporated by reference as exhibits to this Statement:
Exhibit Number	Description of Exhibit
7.1*

Joint Filing Agreement, dated as of April 28, 2017, by and among Metro SPV LLC, ICG Strategic Secondaries II GP LP, ICG Strategic Secondaries Associates II LLC, Intermediate Capital Group, Inc., ICG FMC Limited and Intermediate Capital Group plc.

7.2

Limited Warrant, dated as of November 9, 2015, issued by Affinion Group Holdings, Inc. (incorporated by reference to Exhibit 10.7 to Affinion Group Holdings, Inc.’s current report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2015).

7.3

Form of Shareholders Agreement, dated as of November 9, 2015, by and among Affinion Group Holdings, Inc. and the investors party thereto (incorporated by reference to exhibit 4.20 to Issuer’s annual report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 2017).

7.4

Amendment No. 1, dated as of October 4, 2016, to the Shareholders Agreement, dated as of November 9, 2015, by and among Affinion Group Holdings, Inc. and the investors party thereto (incorporated by reference to Exhibit No. 10.1 to Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2016).

7.5

Form of Amendment No. 2, dated as of March 31, 2017, to the Shareholders Agreement, dated as of November 9, 2015, by and among Affinion Group Holdings, Inc. and the investors party thereto (incorporated by reference to Annex A to Issuer’s information statement on Schedule 14C filed with the Securities and Exchange Commission on April 13, 2017).

7.6*	Adoption Agreement, dated as of April 18, 2017, by and among Metro SPV LLC and Affinion Group Holdings, LLC.
7.7

Form of Registration Rights Agreement, dated as of November 9, 2015, among Affinion Group Holdings, Inc. and the investors party thereto (incorporated by reference to exhibit 4.22 to Issuer’s annual report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 2017).

7.8

Form of Amended and Restated Registration Rights Agreement, amending and restating the existing Registration Rights Agreement, dated as of November 9, 2015, by and among the Company and the investors party thereto (incorporated by reference to Annex B to Issuer’s information statement on Schedule 14C filed with the Securities and Exchange Commission on April 13, 2017).

7.9*	Joinder to the Registration Rights Agreement, dated as of April 18, 2017, executed by Metro SPV LLC.
7.10

Investor Purchase Agreement, dated as of March 31, 2017, by and among Affinion Group Holdings, Inc., Affinion Group, Inc., Affinion Investments, LLC, affiliates of Elliott Management Corporation, Franklin Mutual Quest Fund, affiliates of Empyrean Capital Partners, LP, and Metro SPV LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on March 31, 2017).

*Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
  Dated April 28, 2017

METRO SPV LLC

By:	ICG STRATEGIC SECONDARIES II GP LP.
its Managing Member

By:	ICG STRATEGIC SECONDARIES ASSOCIATES II LLC,
its general partner

By:	/s/ Scott Huff
Name: Scott Huff
Title: Manager

ICG STRATEGIC SECONDARIES II GP LP

By:	ICG STRATEGIC SECONDARIES ASSOCIATES II LLC,
its general partner

By:	/s/ Scott Huff
Name: Scott Huff
Title: Manager

ICG STRATEGIC SECONDARIES ASSOCIATES II LLC

By:	/s/ Scott Huff
Name: Scott Huff
Title: Manager

INTERMEDIATE CAPITAL GROUP, INC.

By:	/s/ Christophe Evain
Name: Christophe Evain
Title: Director

ICG FMC LIMITED

By:	/s/ Christophe Evain
Name: Christophe Evain
Title: Director

INTERMEDIATE CAPITAL GROUP PLC

By:	/s/ Christophe Evain
Name: Christophe Evain
Title: Director

DIRECTORS AND OFFICERS OF INTERMEDIATE CAPITAL GROUP, INC., ICG FMC LIMITED AND INTERMEDIATE CAPITAL GROUP PLC

Set forth below is the name, primary business address, present occupation or employment and citizenship of each director and executive officer of Intermediate Capital Group, Inc. and Intermediate Capital Group plc and each director of ICG FMC Limited. ICG FMC Limited does not have any executive officers.
The business address of each director and executive officer of Intermediate Capital Group, Inc. is c/o Intermediate Capital Group, Inc., 600 Lexington Avenue, 24th Floor, New York, NY 10022. The business address of each director of ICG FMC Limited and each director and executive officer of Intermediate Capital Group plc is c/o Intermediate Capital Group plc, Juxon House, 100 St. Paul’s, Churchyard, London, EC4M 8BU.
DIRECTORS OF INTERMEDIATE CAPITAL GROUP, INC.
Name	Principal Occupation	Citizenship

Christophe Evain	Director	France
Benoit Durteste	Director	France
Salvatore Gentile	Director	U.S.A.

EXECUTIVE OFFICERS OF INTERMEDIATE CAPITAL GROUP, INC.
Name	Principal Occupation	Citizenship

Andreas Mondovits	Officer	Germany
Jangho Park	Officer	South Korea
Brian Spenner	Officer	U.S.A.
Seth Katzenstein	Officer	U.S.A.
Stuart Griffiths	Chief Compliance Officer	United Kingdom

DIRECTORS OF ICG FMC LIMITED
Name	Principal Occupation	Citizenship

Christophe Evain	Director	France
Benoît Durteste	Director	France
Phillip Keller	Director	United Kingdom

DIRECTORS OF INTERMEDIATE CAPITAL GROUP PLC

Name	Principal Occupation	Citizenship

Benoît Durteste	Executive Director	France
Christophe Evain	Executive Director	France
Peter Gibbs	Non-Executive Director	United Kingdom
Philip Keller	Executive Director	United Kingdom
Kevin Parry	Non-Executive Director	United Kingdom
Kathryn Purves	Non-Executive Director	United Kingdom
Michael Nelligan	Non-Executive Director	U.S.A
Kim Wahl	Non-Executive Director	Norway

EXECUTIVE OFFICERS OF INTERMEDIATE CAPITAL GROUP PLC

Name	Principal Occupation	Citizenship

Christophe Evain	Chief Executive Officer	France
Benoît Durteste	Head of European Investments	France
Philip Keller	Chief Finance and Operating Officer	United Kingdom